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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of December 2007

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

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                                    CONTENTS


This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:


     Investor call transcript, released publicly as part of a conference call on December 20, 2007 at 10 a.m. ET.



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                                   SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                        JACADA LTD.

                        By:       /S/    TZVIA BROIDA
                                  ----------------------------------------------
                        Name:     Tzvia Broida
                        Title:    Chief Financial Officer

Dated: December 21, 2007

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

                                 EXHIBIT INDEX

     Investor call transcript, released publicly as part of a conference call on December 20, 2007 at 10am ET.

Good morning ladies and gentlemen. Welcome to today's Investor Conference Call. Joining us on the call today is Giddy Hollander, Chief Executive Officer, and Tzvia Broida, Chief Financial Officer and Paul O'Callaghan, President.

Before we get started I want to remind everyone that to the extent our statements are not historical facts, they should be considered as forward-looking and may involve certain risks, as detailed in this morning's press release and in the Company's SEC filings. The Company does not intend to update its forward-looking statements should circumstances change. In addition, let me remind you that this call is being recorded and broadcast over the Internet, and that a recording of the call, as well as the text of our prepared remarks, will be available in the IR section of our website, www.jacada.com.

And now, let me introduce Giddy Hollander. Giddy?

Giddy:

Good morning, and thank you for joining us on our call today. We are very excited to be able to add some color to the two announcements we made this morning.

Before we get into the specifics of the transaction and details of Paul's promotion, I want to provide the background of events that have led to this important moment in the growth and transformation of Jacada.

For the past 4 years Jacada has been selling into two markets - the legacy integration and application modernization market ... and our new call center solutions market that we launched in May 2004. Over the past 6 years, our legacy business has demonstrated a decline in revenue, but has become a profitable business with a healthy maintenance base supported by stable and mature products. In many ways it has funded the launch of our new call center solutions business.

Over the past 4 years, we have transformed the company from selling products to IT departments, with an average deal size of tens of thousands - to selling strategic call center business solutions, with an average deal size close to a million dollars.

Our call center solutions business has experienced tremendous growth - particularly since the hiring of Paul O'Callaghan as President 20 months ago. It has grown at a compound annual growth rate of over 60% for the past 3 years. It represented 95% of the 12.9 million in revenue backlog that we reported at the end of our third quarter this year.

This transaction with Software AG is a major milestone in a 4 year strategy to transform the company to a new, high growth market. Over the past 4 years...

o We have demonstrated the tangible, measurable value of our call center solutions and the significant, positive strategic impact we can make on the bottom line of our customers.

o We have demonstrated the significant growth potential in this new market.

o We have refocused our company to serve this new market, and put in place the organization required to support the strategic and sometimes complex nature of these projects.

o We have validated the strategic and economic benefits to the market by signing reseller agreements with some of the most important players in this space, including Accenture and IBM Global Business Services.

o And we now have the pipeline, backlog, momentum and visibility in our new call center business to take advantage of an opportunity to maximize the return on our legacy business by completing this transaction.


Now lets discuss a bit about the transaction with Software AG.

This morning we announced that we sold our legacy integration and application modernization business to Software AG for 26M in cash.

The deal is structured as an asset sale, and was signed last night, December 19th. The agreement will be effective January 1st, 2008.

As part of this transaction we sold the intellectual property rights for the following products... Jacada Terminal Emulator, Jacada Studio, Jacada Innovator, Jacada Interface Server and Jacada Integrator, also known as Jacada HostFuse.

We have maintained the intellectual property rights for 2 products - Jacada WorkSpace and Jacada WinFuse.

We have also maintained all rights to the Jacada product names and Jacada brand and trademark.

We have also maintained the rights to continue to develop, market, sell and support the products Jacada Interface Server and Jacada HostFuse into the customer services and support market - which is now the 100% focus of this company.

We also sold the software, maintenance and services contracts related to these products. The revenue that was sold related to these contracts is predominantly maintenance revenue, but also includes some software royalties, and some add-on services and software license revenue.

There were also a few Jacada employees that were transferred as part of this agreement to enable Software AG to provide continued development, support and professional services around the acquired products.

With this transaction, Jacada is now exclusively focused in the Customer Service and Support Solutions Market... otherwise known as the CSS Market.

The industry analyst group Gartner defines the Customer Service and Support Solutions market as consisting of five categories of solutions:

o    Call center solutions for customer service or technical support personnel
o    E-service or self-service - Used directly by end customers or partners
o Field service applications to resolve a customer's product issues or complaints on-site in the field at the home or place of business
o    Service analytics, and
o    Workforce optimization

Today, Jacada is completely focused on becoming the defacto standard unified desktop for call center operations. Overtime, we hope to broaden our solution offering to address additional needs in this CSS market.


So why did Jacada sell the legacy business?

Simply put - We have chosen to monetize our investment, and focus exclusively on growth. We now have a pure-play investment vehicle to capture an exciting opportunity in a high growth market.

As of the effective date of this transaction, January 1st, 2008, we will be receiving approximately $22.5M in cash while approximately $3.5will be put under a standard escrow arrangement, bringing our cash position and escrow amounts to approximately $60 million.

Our enhanced financial position will enable us to make appropriate investments in support of our growth business.

It also provides better leverage to consider opportunistic acquisitions. As we have stated previously - we currently have all the technology and resources needed to effectively compete and deliver solutions in the CSS market. However, our improved cash position gives us the additional financial flexibility to consider opportunistic acquisitions that could expand our product offering into the CSS market.

I am also happy to report that the Board of Directors has authorized a share repurchase program, subject to, and contingent upon, court approvals and other terms and conditions set by securities and other regulatory entities. The specifics of the buyback are still being reviewed, and details will be announced publicly when available.


Now, lets talk about what this means to our business model going forward.

As stated earlier, this transaction was signed yesterday - and will be effective as of January 1st, 2008.

We will provide financial statements and other accounting data describing the impact of this deal to our financials as part of our Q4 2007 and annual 2007 financial reporting, currently scheduled to release on Feb 13th, 2008.

But we feel it is important to provide some visibility into our fundamentals at this time.

Based on our 2007 annual guidance of 23-27%... We estimate that the revenue for our CSS business will be approximately $13M for 2007, representing approximately a 60% increase over revenues in 2006 of just over $8M.

Based on backlog and visibility into our pipeline, in 2008 we expect this revenue to continue to grow at the rate of 50%-60% to revenues of $19-$21M.

We expect to continue to see in 2008 more than 50% of our revenue coming from services. We expect the software proportion of the revenue to start increasing as of the second half of 2008 - based in part on the growing activity of partners who will drive incremental new business, and who will begin performing some of the services work. We expect total maintenance revenue reported in 2008 to be approximately 10% of total revenues. As a result we expect gross margins in 2008 to be in the 50%-60% range.

While growing rapidly, our CSS business revenue is not yet at a level to generate a profit. To support continued annual growth levels of above 50% -60%, we will continue to invest in the business and expect that operating losses will decline over time and we expect to report a profit in the second half of 2009.

I hope that I have provided some clarity around this very important transaction, and have conveyed the excitement we feel for the days ahead at Jacada.

Finally, I would like to turn the subject of the second release.

After 17 years as the founder and CEO of Jacada, I am turning the reigns over to Paul O'Callaghan. We brought Paul in 20 months ago to lead the company through the remaining phases of this transformation and to position the company for growth. Paul has done a remarkable job and has proven himself a leader, a strong businessman, and a trusted advisor.

I am proud, and excited to announce that effective January 1st, Paul O'Callaghan will be the CEO of Jacada. I will assume the position as Chairman of the Board, and Yossie Hollander will remain a Director. As Chairman, I will maintain an active role working with Paul and Tzvia in the area of investor relations.

After 17 years at the helm, it is time to put someone in place that can take Jacada to the next level. Paul has demonstrated over the past 20 months that he is that person.

Please join me in congratulating Paul on his accomplishments and his appointment as CEO. Paul, would you like to add something?

Paul:

Yes - thank you Giddy, and good morning everyone.

When Giddy and I first met 20 months ago he shared his vision for this company. He described the strategic decision Jacada had decided upon, shifting its focus to a new market while working hard to maintain the `existing' business - until it was clear that the new model was taking shape and the transformation was underway.

This was a bold decision. Many companies, at that time, were less visionary and do not have the bright future that Jacada has today.

Giddy invited me to join the Jacada team to lead the development of a strategy, and to build the organization to turn his vision into reality. I am very happy to say that, based on the growth we have achieved in the CSS market, the strategy is working effectively. During this time together, Giddy and I have developed a partnership that has guided our organization through the first part of this transformation process. I give Giddy full credit for recognizing that it was time to change the dynamics of the executive team when I was hired, and very proud that he has entrusted me to lead the organization that has been such as large part of his life to date.

I can also tell you that we are fundamentally very different people, and the blend of our personalities, I believe, makes for a very powerful combination. I am excited to be the next CEO of Jacada, and I am equally excited that Giddy will remain in a position to assist with our investor activities and help drive the vision for the new Jacada.

Thank you all for joining us on our call today. I would now like to turn it over to the operator for any questions you may have.